October 29, 2004

Mail Stop 4-6

Mark F. O`Connell
MatrixOne, Inc.
210 Littleton Road
Westford, MA 01886

Re:	MatrixOne, Inc.
	Form S-3 filed September 29, 2004
 	Registration no. 333-119374

Dear Mr. O`Connell:

	We have limited our review of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, pages 16-18

1. Please describe the material terms of the acquisition of Synchronicity Software, Inc. pursuant to which the selling shareholders received the shares that you are registering for resale. In your discussion, please include the material terms of the acquisition agreement and the exemption from registration upon which you relied for the issuance of your shares. We note that you have included some of this information in the Recent Developments section.

2. Please disclose the natural persons holding voting and/or dispositive control over the shares being offered by the Ascent Venture entities as well as the Canaan entities. In this regard, please see Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

3. Please disclose whether any of the selling stockholders are registered broker-dealers or affiliates of registered broker-dealers. With respect to any registered broker-dealer, disclose whether it received such shares as compensation for investment banking services. With respect to any affiliates of registered broker-dealers, disclose whether they acquired the securities to be resold in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of purchase.

Plan of Distribution, pages 18-20

4. We note that the selling shareholders may use their shares to cover "short sales." Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65. Additionally, in the response letter describe the steps the issuer and the selling shareholders have taken to ensure compliance with Regulation M.

Incorporation by Reference, page 21

5. Item 12(a)(2) of Form S-3 requires that "all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the annual report" be specifically incorporated by reference. Please revise this section to incorporate by reference all of the Forms 8-K filed since the end of MatrixOne`s fiscal year on June 30, 2004.

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Hugh Fuller at (202) 942-1813, Tangela Richter at
(202)
942-1837, or me at (202) 942-1800 with any other questions.


Sincerely,


Barbara C. Jacobs
Assistant Director



CC:	Barbara M. Johnson
	Testa, Hurwitz & Thibeault, LLP
	125 High Street
	Boston, MA 02110
	FAX Transmission No. (617) 790-0144




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